J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

February 15, 2023

Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of the JPMorgan Active China ETF (the “Fund”)
File Nos. 333-191837; 811-22903;
Post-Effective Amendment No. 372

Dear Ms. White:

This letter is in response to the comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission that you provided by telephone on January 3, 2023 with respect to the filing made on December 5, 2022 related to the Fund. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 on or around March 9, 2023. For your convenience, we have restated your comments below followed by our response. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s Registration Statement.

Fees and Expenses of the Fund

1.	Comment: Please provide a copy of the completed fee table and expense example prior to the filing’s effective date.

Response: The fee table and expense example will be updated in the filing made pursuant to Rule 485(b). In addition, a copy of the completed fee table and expense example will be provided to the Staff via e-mail.

What are the Fund’s main investment strategies?; The Fund’s Main Investment Risks

2.	Comment: Please clarify what “principal place of business” means. Is that the same as headquarters?

Response: The first sentence of the third paragraph of “What are the Fund’s main investment strategies?” will be revised to provide as follows:

Securities and instruments tied economically to China include: (i) securities of issuers that are organized under the laws of China or that maintain their principal place of business (generally their headquarters) in China; . . .

3.

Comment: Please revise to briefly address the types of Chinese companies the Fund will invest in and how will it gain such exposure. It is unclear, for example, whether the Fund will invest in state-owned enterprises, companies in sensitive sectors, etc., and whether it will invest through China or U.S. based exchanges. Depending on the response, please consider the need for additional tailored risk disclosure. If the Fund anticipates having material sector exposures, including to sectors such as technology or real estate, revise the strategy disclosures to address such sectors and the data, techniques and analyses that the Fund will be relying on in making such investments if different from the current strategy disclosure.

Response: The first and sixth paragraphs of “What are the Fund’s main investment strategies?” will be revised to provide as follows:

Under normal circumstances, the Fund will invest at least 80% of the value of its Assets in equity securities and equity-related instruments that are tied economically to China. “Assets” means net assets, plus the amount of borrowings for investment purposes. China includes its administrative and other districts, such as Hong Kong. The equity securities and equity-related instruments in which the Fund may invest include, but are not limited to, common stock, preferred stock, convertible securities, depositary receipts, units, stapled securities, equity securities of real estate investment trusts (REITs), privately placed securities, warrants and rights, participation notes or other structured notes, initial public offering and secondary placings, and other instruments that provide economic exposure to one or more equity securities. The Fund may invest in all types of issuers (including government owned issuers) of equity securities and equity-related instruments that are tied economically to China, and in all types of publicly-issued shares of such issuers, including those listed on Chinese or U.S. exchanges. A significant portion of the equity securities in which the Fund invests are expected to be issued by companies that rely on variable interest entity (VIE) structures.

. . .

The Fund may invest in securities across all market capitalizations, although the Fund may invest a significant portion of its assets in companies of any one particular market capitalization category. At times, the Fund may increase the relative emphasis of its investments in a particular industry or sector, but the Fund may invest in any industry or sector.

We believe that the risks of these investments are already disclosed in the Risk/Return Summary and, therefore, additional risk disclosure is not necessary.

4.	Comment: Please clarify what would qualify as “other instruments that expose the Fund to the economic fortunes and risks of China.”

Response: The first sentence of the third paragraph of “What are the Fund’s main investment strategies?” will be revised to provide as follows:

. . . or (iv) securities or other instruments, including, but not limited to, participation notes, futures and other types of derivatives, that expose the Fund to the economic fortunes and risks of China. Under normal circumstances, the Fund will typically hold between 40 and 70 securities.

5.

Comment: We note the Fund provides an 80% policy tied to Chinese investments. However, the first risk factor refers to “greater China” and includes Taiwan. To avoid investor confusion, please reconcile the scope of the Fund’s 80% policy to the first risk factor.

Response: : The third sentence of the first paragraph of “What are the Fund’s main investment strategies?” and the first and third paragraphs of China Region Risk in “The Fund’s Main Investment Risks” will be revised to provide as follows:

China means Mainland China, and includes its administrative and other districts, such as Hong Kong and Macau.

. . .

~~Greater~~ China Region Risk. In addition to the risks listed under “Foreign Securities and Emerging Markets Risk,” investments in Mainland China, Hong Kong~~, Taiwan~~ and Macau are subject to significant legal, regulatory, monetary and economic risks, as well as the potential for regional and global conflicts, including actions that are contrary to the interests of the U.S. As a result, the Fund may not be suitable for all investors and should be used only by investors who understand the risks of investing in securities and instruments economically tied to China. Like all fund investments, investors in the Fund should monitor their investment. An investor in the Fund could potentially lose the full value of their investment.

. . .

The political reunification of Mainland China and Taiwan, over which Mainland China continues to claim sovereignty, is a highly complex issue. There is the potential for future political, military or economic disturbances that may have an adverse impact on the values of the Fund’s investments in Mainland China and ~~Taiwan~~elsewhere, or make certain Fund investments ~~in Mainland China and Taiwan~~ impractical or impossible. Any escalation of hostility between Mainland China and Taiwan would likely have a significant adverse impact on the value and liquidity of the Fund’s investments in both Mainland China and ~~Taiwan~~elsewhere, causing substantial investment losses for the Fund.

6.

Comment: The disclosure references “significant legal, regulatory, monetary and economic risks” that are not addressed. Please revise under Item 9 to provide more fulsome disclosure regarding these risks including current economic, social and political risks in China.

Response: We respectfully acknowledge the Staff’s comment; however, we believe the current disclosure in Greater China Region Risk (to be renamed China Region Risk), Variable Interest Entities Risk, China Stock Connect Programs Risk and Foreign Securities and Emerging Markets Risk is appropriate. For example, certain legal and regulatory risks are disclosed in Greater China Region Risk as follows:

Attempts by the government of Mainland China to exert greater control over Hong Kong’s economic, political or legal structures or its existing social policy could negatively affect investor confidence in Hong Kong (as has been the case previously during certain periods), which in turn could negatively affect markets and business performance.

Furthermore, the disclosure in Variable Interest Entities Risk specifically discusses certain legal and regulatory risks for these kind of entities:

It remains unclear whether the Mainland China government will withdraw its implicit acceptance of the VIE structure, or whether any new laws, rules or regulations relating to VIE structures will be adopted or, if adopted, what impact they would have on the interests of non-Chinese investors (such as the Fund). Further, if the Mainland Chinese government determines that the agreements establishing the VIE structure do not comply with Mainland Chinese law and regulations, including those related to prohibitions on foreign ownership, the Mainland Chinese government could subject the Mainland Chinese company to penalties, revocation of business and operating licenses or forfeiture of ownership interests. The offshore entity’s control over the Mainland Chinese company may also be jeopardized if certain legal formalities are not observed in connection with the agreements, if the agreements are breached or if the agreements are otherwise determined not to be enforceable. If any of the foregoing were to occur, a non-Chinese investor may have little or no legal recourse and the market value of a Fund’s associated portfolio holdings would likely fall, causing substantial investment losses for the Fund.

Regarding monetary and economic risks, certain of these risks are discussed in Greater China Region Risk in the following paragraph:

Investments in Mainland China involve political and legal uncertainties, currency fluctuations and aggressive currency controls, the risk of confiscatory taxation, and nationalization or expropriation of assets, which could adversely affect and significantly diminish the values of the Mainland Chinese companies in which the Fund invests. The Mainland Chinese securities markets are emerging markets characterized by greater price volatility. Mainland China is dominated by the one-party rule of the Communist Party, and the Mainland Chinese government exercises significant control over Mainland China’s economic growth. There is the potential of increased tariffs and restrictions on trade between the United States and Mainland China. An increase in tariffs or trade restrictions, or even the threat of such developments, could lead to a significant reduction in international trade, which could have a negative impact on Mainland Chinese companies and a commensurately negative impact on the Fund.

The final paragraph of Currency Risk also states:

Mainland China may utilize formal or informal currency-exchange controls or “capital controls.” Capital controls may impose restrictions on the Fund’s ability to repatriate investments or income. Such controls may also affect the value of the Fund’s holdings.

Additionally, Part II of the Statement of Additional Information has a specific section called “Investments in the Greater China Region”, under “Additional Information Regarding Fund Investment Practices,” which further elaborates on the specific legal, regulatory, monetary and economic risks of investing in China.

7.

Comment: What data, analyses and techniques are used to form these two sets of expectations discussed on p. 2 (referring to the “two-part analysis” in the third paragraph of “Investment Process”)? Please provide additional disclosure regarding the adviser’s process for choosing portfolio investments and constructing the portfolio as a whole.

Response: We believe that the disclosure of the sub-adviser’s investment process provides investors with a clear description of how the sub-adviser chooses portfolio investments and constructs the Fund’s portfolio as a whole, and meets the requirement of Item 9(b)(2) of Form N-1A to “[e]xplain in general terms how the Fund’s adviser decides which securities to buy and sell[.]” (emphasis added)

8.	Comment:

(a)	Please disclose the ESG factors or types of factors that the sub-adviser will look at.

Response: We respectfully acknowledge your comment; however, we believe the current disclosure in the prospectus is appropriate and proportionate to the role that ESG considerations play within the broader context of the Fund’s investment process. As noted in the Risk/Return disclosure, the consideration of ESG factors is only a part of the investment process. While the sub-adviser seeks to assess the impact of environmental, social and governance factors on many issuers in the universe in which the Fund invests, the disclosure highlights “these assessments may not be conclusive and securities of issuers may be purchased and retained by the Fund for reasons other than material ESG factors while the Fund may divest or not invest in securities of issuers that may be positively impacted by such factors.” We believe that including additional detail of individual ESG factors may suggest that consideration of ESG factors plays a disproportionate role in security selection.

The disclosure further provides that the “assessment is based on an analysis of key opportunities and risks across industries to identify financially material issues with respect to the Fund’s investments. . . .” (emphasis added). We believe providing extended disclosure in the prospectus concerning the range and combinations of financially material ESG factors that the sub-adviser may consider would create unnecessary length, complexity and technical detail in the Fund’s prospectus that would be disproportionate to the role of ESG integration in the Fund’s investment process.

Further, we note that the Fund includes information regarding ESG factors and types of factors in the section entitled “ESG Integration” in the SAI Part II. This section provides as follows:

. . . Environmental issues are defined as issues related to the quality and function of the natural environment and natural systems. Some examples include greenhouse gas emissions, climate change resilience, pollution (air, water, noise, and light), biodiversity/habitat protection and waste management. Social issues are defined as issues related to the rights, wellbeing and interests of people and communities. Some examples include workplace safety, cybersecurity and data privacy, human rights, local stakeholder relationships, and discrimination prevention. Governance issues are issues related to the way companies are managed and overseen. Some examples include independence of chair/board, fiduciary duty, board diversity, executive compensation and bribery and corruption. These examples of ESG issues are provided for illustrative purposes only and are not exhaustive. In addition, as ESG Integration focuses on financial materiality, not all ESG factors are relevant to a particular investment, asset class, or Fund. . . .

The section includes illustrative examples of potential environment, social, and governance factors that the sub-adviser may consider while noting that such factors may not be relevant in all instances. This disclosure provides additional information for shareholders who want more detail concerning ESG factors while still reflecting that the financially material ESG factors may include a range of issues.

(b)

Also, please advise (supplementally) how you will obtain information about ESG factors given the different reporting and disclosure standards in China, as well as the fact that what is considered ESG may be different in China than in other countries or cultures.

Response: The sub-adviser obtains information concerning companies in China through a variety of sources including information reported by companies, third party data sources, and the sub-adviser’s own proprietary research. Though China still lags other countries in corporate ESG disclosures, new regulations took effect in China in 2022 requiring certain listed and private companies to disclose specific environmental data and metrics. We believe these new regulations mark a meaningful step towards greater transparency and the availability of data. In addition, the sub-adviser uses company engagement to further enhance its understanding of financially material ESG factors.

With respect to the Staff’s comment relating to different ESG standards in China than other countries, we note that the focus of the Fund is not identifying “ESG investments” or “Sustainable” securities. As disclosed in the statutory prospectus, the Fund “is not designed for investors who wish to screen out particular types of companies or investments or are looking for Funds that meet specific ESG goals.” Further, the risks of different standards in China are generally disclosed. For example, the “Investments in the Greater China Region” risk in the SAI Part II states:

Investing in Mainland China, Hong Kong and Taiwan (collectively, “the China Region”) involves a high degree of risk and special considerations not typically associated with investing in other more established economies or securities markets. Such risks may include: . . . (m) the difference in, or lack of, auditing and financial reporting standards which may result in unavailability of material information about issuers, particularly in Mainland China; (n) the fact that statistical information regarding the economy of Mainland China may be inaccurate or not comparable to statistical information regarding the U.S. or other economies; (o) the less extensive, and still developing, regulation of the securities markets, business entities and commercial transactions. . . .

*        *        *         *        *

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (917) 721-1623.

Sincerely,

Max Vogel

Assistant Secretary